# SEC Schedule 13D/A (Amendment No. 13) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Dave & Buster's Entertainment, Inc., CIK 0001525769
CUSIP: 238337109
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 2481 MANANA DRIVE, DALLAS, Texas (TX), 75220
Date of event which requires filing of this statement: 04/07/2025
Amends the filing with accession number 0000921895-19-003044
Filed by CIK 0001676292
Persons authorized to receive notices and communications: SCOTT I. ROSS, HILL PATH CAPITAL LP, 150 East 58th Street, 33rd Floor, New York, New York (NY), 10155, (212) 632-5420

## Reporting persons
- Hill Path Capital Partners LP (CIK 0001661914): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 2,095,246; shared voting power 0; sole dispositive power 2,095,246; shared dispositive power 0; aggregate amount beneficially owned 2,095,246 (6.1% of the class)
- Hill Path Capital Partners II LP (CIK 0001756658): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 2,869,527; shared voting power 0; sole dispositive power 2,869,527; shared dispositive power 0; aggregate amount beneficially owned 2,869,527 (8.3% of the class)
- Hill Path Capital Co-Investment Partners LP (CIK 0001661913): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 53,231; shared voting power 0; sole dispositive power 53,231; shared dispositive power 0; aggregate amount beneficially owned 53,231 (0.2% of the class)
- Hill Path D Fund LP (CIK 0001839267): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 156,760; shared voting power 0; sole dispositive power 156,760; shared dispositive power 0; aggregate amount beneficially owned 156,760 (0.5% of the class)
- Hill Path G Fund LP (CIK 0001950843): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 1,293,990; shared voting power 0; sole dispositive power 1,293,990; shared dispositive power 0; aggregate amount beneficially owned 1,293,990 (3.7% of the class)
- Hill Path J Fund LP (CIK 0001950634): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 650,501; shared voting power 0; sole dispositive power 650,501; shared dispositive power 0; aggregate amount beneficially owned 650,501 (1.9% of the class)
- Hill Path Capital Partners GP LLC (CIK 0001676386): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 2,148,477; shared voting power 0; sole dispositive power 2,148,477; shared dispositive power 0; aggregate amount beneficially owned 2,148,477 (6.2% of the class)
- Hill Path Capital Partners II GP LLC (CIK 0001826029): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 2,869,527; shared voting power 0; sole dispositive power 2,869,527; shared dispositive power 0; aggregate amount beneficially owned 2,869,527 (8.3% of the class)
- HP D GP LLC (CIK 0001926241): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 156,760; shared voting power 0; sole dispositive power 156,760; shared dispositive power 0; aggregate amount beneficially owned 156,760 (0.5% of the class)
- HP G GP LLC (CIK 0001950844): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 1,293,990; shared voting power 0; sole dispositive power 1,293,990; shared dispositive power 0; aggregate amount beneficially owned 1,293,990 (3.7% of the class)
- HP J GP LLC (CIK 0001950630): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 650,501; shared voting power 0; sole dispositive power 650,501; shared dispositive power 0; aggregate amount beneficially owned 650,501 (1.9% of the class)
- Hill Path Investment Holdings LLC (CIK 0001676389): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 2,148,477; shared voting power 0; sole dispositive power 2,148,477; shared dispositive power 0; aggregate amount beneficially owned 2,148,477 (6.2% of the class)
- Hill Path Investment Holdings II LLC (CIK 0001826028): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 4,970,778; shared voting power 0; sole dispositive power 4,970,778; shared dispositive power 0; aggregate amount beneficially owned 4,970,778 (14.4% of the class)
- Hill Path Capital LP (CIK 0001676292): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 7,119,255; shared voting power 0; sole dispositive power 7,119,255; shared dispositive power 0; aggregate amount beneficially owned 7,119,255 (20.6% of the class)
- Hill Path Holdings LLC (CIK 0001676388): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 7,119,255; shared voting power 0; sole dispositive power 7,119,255; shared dispositive power 0; aggregate amount beneficially owned 7,119,255 (20.6% of the class)
- ROSS SCOTT I (CIK 0001549220): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 7,119,255; shared voting power 0; sole dispositive power 7,119,255; shared dispositive power 0; aggregate amount beneficially owned 7,119,255 (20.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Dave & Buster's Entertainment, Inc.
Comment: This Amendment to the Schedule 13D is being filed to report a change of more than 1% in beneficial ownership of the outstanding Shares that was triggered solely from a reduction in the number of outstanding Shares.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 34,515,297 Shares outstanding, as of April 4, 2025, which is the total number of Shares outstanding as reported in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on April 7, 2025.

A. Hill Path Capital

As of the close of business on the date hereof, Hill Path Capital beneficially owned directly 2,095,246 Shares.

Percentage: Approximately 6.1%

B. Hill Path Capital II

As of the close of business on the date hereof, Hill Path Capital II beneficially owned directly 2,869,527 Shares.

Percentage: Approximately 8.3%

C. Hill Path Co-Investment

As of the close of business on the date hereof, Hill Path Co-Investment beneficially owned directly 53,231 Shares.

Percentage: Less than 1%

D. Hill Path D

As of the close of business on the date hereof, Hill Path D beneficially owned directly 156,760 Shares.

Percentage: Less than 1%

E. Hill Path G

As of the close of business on the date hereof, Hill Path G beneficially owned directly 1,293,990 Shares.

Percentage: Approximately 3.7%

F. Hill Path J

As of the close of business on the date hereof, Hill Path J beneficially owned directly 650,501 Shares.

Percentage: Approximately 1.9%

G. Hill Path GP

Hill Path GP, as the general partner of each of Hill Path Capital and Hill Path Co-Investment, may be deemed the beneficial owner of the (i) 2,095,246 Shares owned by Hill Path Capital and (ii) 53,231 Shares owned by Hill Path Co-Investment.

Percentage: Approximately 6.2%

H. Hill Path GP II

Hill Path GP II, as the general partner of Hill Path Capital II, may be deemed the beneficial owner of the 2,869,527 Shares owned by Hill Path Capital II.

Percentage: Approximately 8.3%

I. HP D GP

HP D GP, as the general partner of Hill Path D, may be deemed the beneficial owner of the 156,760 Shares owned by Hill Path D.

Percentage: Less than 1%

J. HP G GP

HP G GP, as the general partner of Hill Path G, may be deemed the beneficial owner of the 1,293,990 Shares owned by Hill Path G.

Percentage: Approximately 3.7%

K. HP J GP

HP J GP, as the general partner of Hill Path J, may be deemed the beneficial owner of the 650,501 Shares owned by Hill Path J.

Percentage: Approximately 1.9%

L. Hill Path Investment Holdings

Hill Path Investment Holdings, as the managing member of Hill Path GP, may be deemed the beneficial owner of the (i) 2,095,246 Shares owned by Hill Path Capital and (ii) 53,231 Shares owned by Hill Path Co-Investment.

Percentage: Approximately 6.2%

M. Hill Path Investment Holdings II

Hill Path Investment Holdings II, as the managing member of each of Hill Path GP II, HP D GP, HP G GP and HP J GP, may be deemed the beneficial owner of the (i) 2,869,527 Shares owned by Hill Path Capital II, (ii) 156,760 Shares owned by Hill Path D, (iii) 1,293,990 Shares owned by Hill Path G and (iv) 650,501 Shares owned by Hill Path J.

Percentage: Approximately 14.4%

N. Hill Path

Hill Path, as the investment manager of each of Hill Path Capital, Hill Path Capital II, Hill Path Co-Investment, Hill Path D, Hill Path G and Hill Path J, may be deemed the beneficial owner of the (i) 2,095,246 Shares owned by Hill Path Capital, (ii) 2,869,527 Shares owned by Hill Path Capital II, (iii) 53,231 Shares owned by Hill Path Co-Investment, (iv) 156,760 Shares owned by Hill Path D, (v) 1,293,990 Shares owned by Hill Path G and (vi) 650,501 Shares owned by Hill Path J.

Percentage: Approximately 20.6%

O. Hill Path Holdings

Hill Path Holdings, as the general partner of Hill Path, may be deemed the beneficial owner of the (i) 2,095,246 Shares owned by Hill Path Capital, (ii) 2,869,527 Shares owned by Hill Path Capital II, (iii) 53,231 Shares owned by Hill Path Co-Investment, (iv) 156,760 Shares owned by Hill Path D, (v) 1,293,990 Shares owned by Hill Path G and (vi) 650,501 Shares owned by Hill Path J.

Percentage: Approximately 20.6%

P. Mr. Ross

Mr. Ross, as the managing partner of each of Hill Path Investment Holdings, Hill Path Investment Holdings II, Hill Path and Hill Path Holdings, may be deemed the beneficial owner of the (i) 2,095,246 Shares owned by Hill Path Capital, (ii) 2,869,527 Shares owned by Hill Path Capital II (iii) 53,231 Shares owned by Hill Path Co-Investment, (iv) 156,760 Shares owned by Hill Path D, (v) 1,293,990 Shares owned by Hill Path G and (vi) 650,501 Shares owned by Hill Path J.

Percentage: Approximately 20.6%

## Signatures
- Hill Path Capital Partners LP: /s/ Scott Ross, Scott Ross, Managing Partner of Hill Path Capital LP, its Investment Manager (04/09/2025)
- Hill Path Capital Partners II LP: /s/ Scott Ross, Scott Ross, Managing Partner of Hill Path Capital LP, its Investment Manager (04/09/2025)
- Hill Path Capital Co-Investment Partners LP: /s/ Scott Ross, Scott Ross, Managing Partner of Hill Path Capital LP, its Investment Manager (04/09/2025)
- Hill Path D Fund LP: /s/ Scott Ross, Scott Ross, Managing Partner of Hill Path Capital LP, its Investment Manager (04/09/2025)
- Hill Path G Fund LP: /s/ Scott Ross, Scott Ross, Managing Partner of Hill Path Capital LP, its Investment Manager (04/09/2025)
- Hill Path J Fund LP: /s/ Scott Ross, Scott Ross, Managing Partner of Hill Path Capital LP, its Investment Manager (04/09/2025)
- Hill Path Capital Partners GP LLC: /s/ Scott Ross, Scott Ross, Managing Partner of Hill Path Investment Holdings LLC, its Managing Member (04/09/2025)
- Hill Path Capital Partners II GP LLC: /s/ Scott Ross, Scott Ross, Managing Partner of Hill Path Investment Holdings II LLC, its Managing Member (04/09/2025)
- HP D GP LLC: /s/ Scott Ross, Scott Ross, Managing Partner of Hill Path Investment Holdings II LLC, its Managing Member (04/09/2025)
- HP G GP LLC: /s/ Scott Ross, Scott Ross, Managing Partner of Hill Path Investment Holdings II LLC, its Managing Member (04/09/2025)
- HP J GP LLC: /s/ Scott Ross, Scott Ross, Managing Partner of Hill Path Investment Holdings II LLC, its Managing Member (04/09/2025)
- Hill Path Investment Holdings LLC: /s/ Scott Ross, Scott Ross, Managing Partner (04/09/2025)
- Hill Path Investment Holdings II LLC: /s/ Scott Ross, Scott Ross, Managing Partner (04/09/2025)
- Hill Path Capital LP: /s/ Scott Ross, Scott Ross, Managing Partner of Hill Path Holdings LLC, its General Partner (04/09/2025)
- Hill Path Holdings LLC: /s/ Scott Ross, Scott Ross, Managing Partner (04/09/2025)
- ROSS SCOTT I: /s/ Scott Ross, Scott Ross (04/09/2025)